UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
 (Amendment No.  3)

North American Galvanizing & Coatings, Inc.
(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

65686Y109

 (CUSIP Number)

Joseph J. Morrow
470 West Avenue
Stamford CT 06902
Telephone: (203) 658-9400

with a copy to:

Beth B. Pulley
5314 S. Yale Avenue, Suite 1000
Tulsa, OK 74135
Telephone: (918) 494-0964

(Name, Address and Telephone Number of Person Authorized to  Receive Notices and Communications)

June 14, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 65686Y109	SCHEDULE 13D	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Joseph J. Morrow

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

0 shares

	8	SHARED VOTING POWER

26,666 shares

	9	SOLE DISPOSITIVE POWER

26,666 shares

	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,666 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.2%

14	TYPE OF REPORTING PERSON

IN

CUSIP No. 65686Y109	SCHEDULE 13D	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Claire Morrow

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

0 shares

	8	SHARED VOTING POWER

0 shares

	9	SOLE DISPOSITIVE POWER

0 shares

	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON

IN

CUSIP No. 65686Y109	SCHEDULE 13D	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS C & M Management & Realty Partners

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

0 shares

	8	SHARED VOTING POWER

0 shares

	9	SOLE DISPOSITIVE POWER

0 shares

	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON

PN

CUSIP No. 65686Y109	SCHEDULE 13D	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS MCO Limited Partnership

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

0 shares

	8	SHARED VOTING POWER

0 shares

	9	SOLE DISPOSITIVE POWER

0 shares

	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON

PN

CUSIP No. 65686Y109	SCHEDULE 13D	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Joseph J. Morrow Revocable Living Trust

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

0 shares

	8	SHARED VOTING POWER

0 shares

	9	SOLE DISPOSITIVE POWER

0 shares

	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON

OO

CUSIP No. 65686Y109	SCHEDULE 13D	Page 7 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Morrow & Co.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

0 shares

	8	SHARED VOTING POWER

0 shares

	9	SOLE DISPOSITIVE POWER

0 shares

	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON

PN

CUSIP No. 65686Y109	SCHEDULE 13D	Page 8 of 11 Pages

This Amendment No. 3 (this "Amendment No. 3") amends and supplements the Schedule 13D dated March 5, 2010 (as amended by Amendment No. 1 filed December 23, 1996 and Amendment No. 2 filed April 9, 2010, the "Schedule 13D") filed by Joseph J. Morrow ("Mr. Morrow") with respect to shares of common stock, par value $0.10 per share (the "Common Stock"), of North American Galvanizing & Coatings, Inc. (the "Issuer"), formerly called Kinark Corporation.  This Amendment No. 3 is being filed by Mr. Morrow and by Mrs. Claire Morrow, C & M Management & Realty Partners, MCO Limited Partnership, Joseph J. Morrow Revocable Living Trust and Morrow & Co. (collectively with Mr. Morrow, the "Filing Persons").

Item 1.	Security and Issuer.

Unchanged.

Item 2.	Identity and Background.

Unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

Unchanged.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended to include the following information:

On March 31, 2010, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with AZZ incorporated, a Texas corporation ("AZZ"), and Big Kettle Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of AZZ ("Purchaser").

Pursuant to the Merger Agreement, Purchaser commenced a tender offer (the "Offer") on May 7, 2010 for all of the Issuer's outstanding shares of Common Stock at a purchase price of $7.50 per share in cash, without interest (less any applicable withholding taxes) (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 7, 2010, and the related Letter of Transmittal.  The Offer expired at 5:00 p.m., Central Daylight Saving Time, on June 14, 2010.  Mr. Morrow tendered 1,862,000 shares of Common Stock in the Offer.  In addition, 200,000 shares of Common Stock previously donated by Mr. Morrow to an educational institution over which Mr. Morrow exercised voting power pursuant to a proxy retained by him were also tendered in the Offer.  All shares of Common Stock that were validly tendered in the Offer and not withdrawn, including the 1,862,000 shares of Common Stock tendered by Mr. Morrow and the 200,000 shares of Common Stock tendered by the educational institution, have been accepted for payment by Purchaser.

Upon acceptance for payment by Purchaser of shares of Common Stock pursuant to the Offer, (x) 124,302 shares of Common Stock issued to Mr. Morrow as Director Stock Units pursuant to the Issuer's Director Stock Unit Program vested and were distributed to Mr. Morrow by the

CUSIP No. 65686Y109	SCHEDULE 13D	Page 9 of 11 Pages

Issuer's Director Stock Unit Trust and (y) 26,666 shares of Common Stock issued as Restricted Stock pursuant to the Issuer's 2004 Incentive Stock Plan vested.

Concurrently with the execution and delivery of the Merger Agreement and as a condition to AZZ's and Purchaser's willingness to enter into the Merger Agreement, AZZ, Purchaser, Mr. Morrow and certain other stockholders of the Issuer have entered into a Stockholders Agreement, dated as of March 31, 2010 (the "Stockholders Agreement").  For a description of the Stockholders Agreement, see Item 6 of the Schedule 13D.  Pursuant to the Stockholders Agreement, Purchaser exercised its option to purchase the 124,302 shares of Common Stock distributed to Mr. Morrow by the Issuer's Director Stock Unit Trust, which acquisition was consummated on June 17, 2010.

Upon acceptance for payment by Purchaser of shares of Common Stock pursuant to the Offer, each warrant to purchase Common Stock (collectively, the "Warrants"), including those held by the Filing Persons other than Mr. Morrow, was converted into the right of the holder thereof to receive, upon exercise at any time thereafter, a payment from Parent or Purchaser in cash of an amount equal to the product of (i) the total number of shares of Common Stock previously subject to such Warrant and (ii) the amount in cash of the excess, if any, of the Offer Price over the exercise price per share of Common Stock previously subject to such Warrant, less any applicable withholding taxes (the "Warrant Cash Payment").  From and after such time, the Warrants were no longer exercisable for shares of Common Stock, and instead only entitled their holders upon exercise to the payment of the Warrant Cash Payment.  On June 21, 2010, each Filing Person holding Warrants exercised her or its Warrants and received the applicable Warrant Cash Payment in respect of her or its Warrants.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated as follows:

(a)           Mr. Morrow beneficially owns 26,666 shares of Common Stock of the Issuer, representing approximately 0.2% of the outstanding shares of Common Stock.  For purposes of calculating the percentage of beneficial ownership of Mr. Morrow, the total number of shares of Common Stock considered to be outstanding is 16,753,943 as set forth in the Merger Agreement.  The other Filing Persons do not beneficially own any shares of Common Stock.

(b)           Mr. Morrow has the shared power to vote or to direct the voting of 26,666 shares of Common Stock of the Issuer, and has the sole power to dispose or direct the disposition of all such shares of Common Stock.  By virtue of the voting agreement and the proxy granted to Purchaser pursuant to the Stockholders Agreement, Purchaser may be deemed to share the power to vote the shares of Common Stock beneficially owned by Mr. Morrow in accordance with the terms of the Stockholders Agreement.  See the discussion of the Stockholders Agreement contained in Item 6 of the Schedule 13D.

(c)           Not applicable.

(d)           Not applicable.

(e)           Not applicable.

CUSIP No. 65686Y109	SCHEDULE 13D	Page 10 of 11 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Unchanged.

Item 7.	Material to be Filed as Exhibits.

Unchanged.

CUSIP No. 65686Y109	SCHEDULE 13D	Page 11 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

June 24, 2010
JOSEPH J. MORROW

By:           /s/ Joseph J. Morrow
Joseph J. Morrow

CLAIRE MORROW

By:           /s/ Claire Morrow
Claire  Morrow

C&M MANAGEMENT & REALTY PARTNERS

By:           /s/ Joseph J. Morrow
Joseph J. Morrow, Partner

MCO LIMITED PARTNERSHIP

By: MCO Management Co., its general partner

By: /s/ Joseph J. Morrow
Joseph J. Morrow, President

JOSEPH J. MORROW REVOCABLE TRUST

By:           /s/ Joseph J. Morrow
Joseph J. Morrow, Trustee

MORROW & CO.

By:           /s/ Joseph J. Morrow
Joseph J. Morrow, Partner